EXHIBIT 3

EXECUTION COPY

AGREEMENT

This Agreement, dated as of January 8, 2009 (the “Agreement”), is by and between Telular Corporation, a Delaware corporation (the “Company”), and Simcoe Partners, L.P., Simcoe Management Company, LLC and Jeffrey Jacobowitz (collectively referred to herein as “The Simcoe Group”).

WHEREAS, the Simcoe Group has filed a preliminary proxy statement on Schedule 14A with the Securities and Exchange Commission (the “SEC”) for the election of two nominees to the Board of Directors of the Company at the Company’s 2009 Annual Meeting of Shareholders (including any adjournment or postponement thereof, the “2009 Annual Meeting”) and conducting a proxy contest in respect thereof;

WHEREAS, the Company and the Simcoe Group have agreed that it is in their mutual interests and in the best interests of Company shareholders to enter into this Agreement, which, among other things, terminates the pending proxy contest for the election of directors at the 2009 Annual Meeting (the “Proxy Contest”);

WHEREAS, the Company has agreed that, in connection with the 2009 Annual Meeting, the Board (i) will withdraw the nomination of John E. Berndt for election as a member of the Board and (ii) will nominate for election as a member of the Board, and recommend that the shareholders vote to elect as a director of the Company, Jeffrey Jacobowitz, founder of Simcoe Partners, L.P. (the “Simcoe Nominee”);

WHEREAS, the Simcoe Group has agreed to refrain from submitting any director nominations and to vote for the election of the Company’s nominees for directors at the 2009 Annual Meeting.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

ARTICLE I
DEFINITIONS

Section 1.1 Defined Terms.   For purposes of this Agreement:

(a)           The term “Affiliate” shall have the meaning set forth in Rule 12b−2 promulgated by the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and shall include persons who become Affiliates of any party to this Agreement subsequent to the date hereof.

(b)           The term “Board” means the board of directors of the Company.

(c)           The term “Common Stock” shall mean the Company’s common stock, par value $.01 per share.

Section 1.2 Interpretation.  When reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein,” “hereby” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” shall not be exclusive. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted.

ARTICLE II
COVENANTS

Section 2.1 Board of Directors, Annual Meeting and Related Matters.

(a)            2009 Annual Meeting. The Company shall use all reasonable best efforts to cause the 2009 Annual Meeting to be held and the election of directors thereat to be conducted on the scheduled date of February 3, 2009, and shall not delay or postpone such meeting date or election, unless a quorum is not obtained, in which case the Company shall hold the meeting as promptly thereafter as practicable.

(b)           Nomination of Directors. The Company agrees that at or in connection with the 2009 Annual Meeting, the Board will:

(1)           withdraw and not present the nomination of John E. Berndt as a director of the Company;

(2)           nominate the Simcoe Nominee as a director of the Company for a term expiring at the 2010 annual meeting of shareholders and upon the election and qualification of his successor;

(3)           recommend that the shareholders of the Company vote to elect the Simcoe Nominee and the other Company nominees for the Board; and

(4)           cause all proxies received by the Company to be voted in the manner specified by such proxies for election of directors and generally in favor of the Simcoe Nominee and the other Company nominees where such proxies do not specify how they should be cast.

(c)           Efforts. The Company shall use all reasonable best efforts to ensure that the Simcoe Nominee is elected by the shareholders at the 2009 Annual Meeting.

(d)           Role of Simcoe Nominee.  The Simcoe Nominee, upon election to the Board, will serve as an integral member of the Board and will be governed by the same protections and obligations regarding confidentiality, conflicts of interests, fiduciary duties, trading and disclosure policies and other governance guidelines and shall have the same rights and benefits, including with respect to insurance, indemnification, compensation and fees, as are applicable to all independent directors of the Company.

(e)           Proxy Solicitation Materials. The Company and the Board agree that the Company’s proxy statement and proxy cards for the 2009 Annual Meeting and all other solicitation materials to be delivered to shareholders in connection with the 2009 Annual Meeting (in each case excepting any materials delivered prior to the date hereof) shall be prepared in accordance with, and in furtherance of, this Agreement. The Company will provide the Simcoe Group with copies of any portion of proxy materials or other solicitation materials that contain statements relating to the Simcoe Group, the Simcoe Nominee or this Agreement a reasonable period (and, in any event, at least one business day) in advance of filing such materials with the SEC or disseminating the same in order to permit the Simcoe Group a reasonable opportunity to review and comment on such materials. The Simcoe Group will provide, as promptly as reasonably practicable, all information relating to the Simcoe Nominee (and other information, if any) to the extent required under applicable law to be included in the Company’s proxy statement and any other solicitation materials to be delivered to shareholders in connection with the 2009 Annual Meeting.

The Company’s proxy statement for the 2009 Annual Meeting shall contain the same type and tenor of information concerning the Simcoe Nominee as provided for the Company’s other director nominees.

(f)           Committees.  To the extent permitted by law and the Nasdaq listing standards, the Simcoe Nominee shall be eligible and shall be considered for Committee memberships on the Board to the same extent as other members of the Board.  The Simcoe Nominee shall complete a 2009 Company Director and Officer Questionnaire to enable the Company to evaluate the Simcoe Nominee’s independence under applicable independence standards and eligibility to serve on Board committees.

(g)           Expenses.  Within ten business days of receiving reasonable documentation with respect to such expenses, the Company shall reimburse the Simcoe Group an amount equal to the Simcoe Group’s actual out-of-pocket expenses incurred prior to the date of this Agreement in connection with the Proxy Contest, including the preparation of related filings with the SEC and the fees and disbursements of counsel and other advisors, up to a maximum reimbursement of $50,000, and the Simcoe Group hereby agrees that such payment shall be in full satisfaction of any claims or rights it may have as of the date hereof for reimbursement of fees, expenses or costs in connection with the Proxy Contest.

Section 2.2 Voting Provisions.  The Simcoe Group, together with its Affiliates, will cause all shares of Common Stock for which they have the right to vote as of the record date for the 2009 Annual Meeting to be present for quorum purposes and to be voted at such meeting or at any adjournments or postponements thereof, (x) in favor of each director nominated and recommended by the Board for election at such meeting and (y) against any stockholder nominations for director which are not approved and recommended by the Board for election at such meeting.

Section 2.4 Termination of the Proxy Contest; Additional Filings.

(a)           The Simcoe Group.

(1)           By executing this Agreement, the Simcoe Group hereby irrevocably agrees to terminate the pending Proxy Contest.  Within two business days of the date of this Agreement, the Simcoe Group shall file with the SEC an amendment to its Schedule 13D with respect to the Common Stock disclosing the material contents of this Agreement, amending applicable items to conform to the obligations of the parties hereunder and appending this Agreement and the Press Release as exhibits thereto.

(2)           From the date hereof, the Simcoe Group shall not make, and shall cause its Affiliates not to make, any objection to the election of any of the Company’s nominees at the 2009 Annual Meeting or any other statement inconsistent with the provisions of this Agreement.

(3)           The Simcoe Group hereby irrevocably withdraws its December 26, 2008, request to inspect certain of the Company’s books and records pursuant to Section 220 of the Delaware General Corporation Law, and shall promptly return to the Company or destroy, in its sole discretion, all materials and summaries or duplicates thereof that have been delivered to the Simcoe Group or its representatives pursuant such request prior to the date hereof.

(4)           Promptly following the issuance of the press release referred to in Section 2.5, the Simcoe Group shall notify the SEC that it is withdrawing the preliminary proxy statement on Schedule 14A it filed with the SEC.

(5)           The Simcoe Group agrees not to allege that the Company’s definitive proxy statement or any additional soliciting materials filed with the SEC in connection with the 2009 Annual Meeting, so long as they conform to the terms of this Agreement (including Schedule A) and the information furnished by The Simcoe Group to the Company pursuant to Section 2.1(e), violate any of the rules or regulations promulgated under the Exchange Act, or contain any untrue statement of a material fact or omit to state a material fact necessary to make the statement not misleading.

(6)           The Simcoe Group agrees not to seek, alone or in concert with others, (a) to call a meeting of shareholders or solicit consents from shareholders, (b) to obtain representation on the Board except as otherwise set forth in this Agreement, or (c) to effect the removal of any member of the Board, in each case prior to the earlier of (i) the 2010 annual meeting of the Company’s shareholders or (ii) March 3, 2010.

(7)           The Simcoe Group shall not prior to the 2009 Annual Meeting, sell, assign, transfer, grant an option with respect to or otherwise dispose of any interest in (or enter into an agreement or understanding with respect to the foregoing) (collectively, a “Disposition”) any shares of Common Stock; provided, however, that the foregoing limitation shall not prohibit any Permitted Disposition.  A “Permitted Disposition” shall mean (i) a Disposition pursuant to a tender offer, an exchange offer, a merger, sale or any other transaction in which all shareholders of the Company have a right to participate; or (ii) any Disposition by any member of the Simcoe Group to any other member of the Simcoe Group.

(b)	The Company.

(1)           Within four business days of the execution of this Agreement, the Company shall file with the SEC a current report on Form 8-K disclosing the material contents of this Agreement.

(2)           From the date hereof, the Company shall not make, and shall cause its Affiliates not to make, any objection to the election of the Simcoe Nominee at the 2009 Annual Meeting or any other statement inconsistent with the provisions of this Agreement.

        (3)   The Company agrees not to allege that the preliminary proxy materials filed by the Simcoe Group with the SEC in connection with the 2009 Annual Meeting violated any of the rules or regulations promulgated under the Exchange Act, or contained any untrue statement of a material fact or omit to state a material fact necessary to make the statement not misleading.

Section 2.5 Publicity.  Promptly after the execution of this Agreement, the Company and the Simcoe Group will issue a joint press release in the form attached hereto as Schedule A, it being understood, however, that the Company is solely responsible for the information and quotations in the release concerning the Company, and the Simcoe Group is responsible for the information and quotations concerning the Simcoe Group.

ARTICLE III
OTHER PROVISIONS

Section 3.1    Representations and Warranties.

(a)           Representations and Warranties of the Company.  The Company hereby represents and warrants that this Agreement and the performance by the Company of its obligations hereunder

(1)           has been duly authorized, executed and delivered by it, and is a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms;

(2)           does not require the approval of the shareholders of the Company; and

(3)           does not and will not violate any law, any order of any court or other agency of government, the Certificate of Incorporation of the Company, as amended, or the By-Laws of the Company, as amended, or any provision of any indenture, agreement or other instrument to which the Company or any of its properties or assets is bound, or conflict with, result in a breach of or constitute (with due notice or lapse of time or both) a default under any such indenture, agreement or other instrument, or result in the creation or imposition of, or give rise to, any lien, charge, restriction, claim, encumbrance or adverse penalty of any nature whatsoever pursuant to any such indenture, agreement or other instrument.

(b)   Representations and Warranties of the Simcoe Group.  The Simcoe Group represents and warrants that this Agreement and the performance by the Simcoe Group of its obligations hereunder

(1)           has been duly authorized, executed and delivered by the Simcoe Group, and is a valid and  binding obligation of the Simcoe Group, enforceable against the Simcoe Group in accordance with its terms;

(2)           does not require approval by any owners or holders of any equity interest in the Simcoe Group (except as has already been obtained); and

(3)           does not and will not violate any law, any order of any court or other agency of government, the charter or other organizational documents of the Simcoe Group, as amended, or any provision of any agreement or other instrument to which the Simcoe Group or any of its properties or assets is bound, or conflict with, result in a breach of or constitute (with due notice or lapse of time or both) a default under any such agreement or other instrument, or result in the creation or imposition of, or give rise to, any lien, charge, restriction, claim, encumbrance or adverse penalty of any nature whatsoever pursuant to any such agreement or instrument.

Section 3.2    Release.

(a)           By the Simcoe Group.  The Simcoe Group hereby agrees for the benefit of the Company, and each Affiliate, officer, director, shareholder, agent, employee, attorney, assigns, predecessor and successor, past and present, of the Company (the Company and each such Person being a “Company Released Person”) as follows: the Simcoe Group, for itself and for its members, officers, directors, assigns, agents and successors, past and present, hereby agrees and confirms that, effective from and after the date of this Agreement, it hereby acknowledges full and complete satisfaction of, and covenant not to sue, and forever fully release and discharge each Company Released Person of, and hold each Company Released Person harmless from, any and all claims of any nature whatsoever (“Claims”), whether known or unknown, suspected or unsuspected, including, but not limited to, those arising in respect of or in connection with the nomination and election of directors or other actions to be taken at the 2009 Annual Meeting, occurring any time or period of time on or prior to the date of this Agreement (including the future effects of such occurrences, conditions, acts or omissions).

(b)           By the Company.  The Company hereby agrees for the benefit of the Simcoe Group, and each Affiliate, officer, director, member, partner, manager, shareholder, agent, employee, attorney, assigns, predecessor and successor, past and present, of each member of the Simcoe Group (the Simcoe Group and each such Person being a “Simcoe Released Person”) as follows: the Company, for itself and for its officers, directors, assigns, agents and successors, past and present, hereby agrees and confirms that, effective from and after the date of this Agreement, it hereby acknowledges full and complete satisfaction of, and covenants not to sue, and forever fully releases and discharges each Simcoe Released Person of, and holds each Simcoe Released Person harmless from, any and all Claims, whether known or unknown, suspected or unsuspected, including, but not limited to, those arising in respect of or in connection with the nomination and election of directors or other actions to be taken at the 2009 Annual Meeting, occurring any time or period of time on or prior to the date of this Agreement (including the future effects of such occurrences, conditions, acts or omissions).

Section 3.3 Remedies.

(a)           Each party hereto hereby acknowledges and agrees, on behalf of itself and its Affiliates, that irreparable harm would occur in the event any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties will be entitled to specific relief hereunder, including an injunction or injunctions to prevent and enjoin breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof in any state or federal court in New York County in the State of New York, in addition to any other remedy to which they may be entitled at law or in equity. Any requirements for the securing or posting of any bond with such remedy are hereby waived.

(b)           Each party hereto agrees, on behalf of itself and its Affiliates, that any actions, suits or proceedings arising out of or relating to this Agreement or the transactions contemplated hereby will be brought solely and exclusively in any state or federal court in New York County in the State of New York (and the parties agree not to commence any action, suit or proceeding relating thereto except in such courts), and further agrees that service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Section 3.5 will be effective service of process for any such action, suit or proceeding brought against any party in any such court. Each party, on behalf of itself and its Affiliates, irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby, in the state or federal courts in New York County in the State of New York, and hereby further irrevocably and  unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an improper or inconvenient forum.

Section 3.4 Entire Agreement.  This Agreement contains the entire understanding of the parties with respect to the subject matter hereof and may be amended only by an agreement in writing executed by the parties hereto.

Section 3.5 Notices.  All notices, consents, requests, instructions, approvals and other communications provided for herein and all legal process in regard hereto shall be in writing and shall be deemed validly given, made or served, if (x) given by telecopy, when such telecopy is transmitted to the telecopy number set forth below and the appropriate confirmation is received or (y) if given by any other means, when actually received during normal business hours at the address specified in this subsection:

if to the Company:

Telular Corporation
311 South Wacker Drive, Suite 4300
Chicago, Illinois 60606-6622
Facsimile: (312) 379-8364
Attention:  Jonathan Charak

with a copy to:

                            Covington & Burling LLP
                            1201 Pennsylvania Avenue, NW
                            Washington, DC 20004
                            Facsimile: (202) 778-5258
                            Attention: Michael C. Cutler, Esq.

if to the Simcoe Group:

Simcoe Partners, L.P.
52 Vanderbilt Avenue
4th Floor
New York, NY 10017
Facsimile: (212) 986-0816
Attention: Jeffrey Jacobowitz

with a copy to:

Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, NY 10036
Facsimile: (212) 715-8000
Attention: Abbe L. Dienstag, Esq.

Section 3.6 Governing Law.  This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of New York.

Section 3.7 Further Assurances.  Each party agrees to take or cause to be taken such further actions, and to execute, deliver and file or cause to be executed, delivered and filed such further documents and instruments, and to obtain such consents, as may be reasonably required or requested by the other party in order to effectuate fully the purposes, terms and conditions of this Agreement.

Section 3.8 Third-Party Beneficiaries. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns, and nothing in this Agreement is intended to confer on any person other than the parties hereto or their respective successors and assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

Section 3.9 Counterparts.  This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

[Signature page follows]

IN WITNESS WHEREOF, each of the parties hereto has executed this Agreement, or caused the same to be executed by its duly authorized representative as of the date first above written.

            TELULAR CORPORATION

            By: ___________________________
            Name:
            Title:

            SIMCOE PARTNERS, L.P.
            By:  Simcoe Management Company, LLC, its general partner

            By:  ______________________________
            Name: Jeffrey Jacobowitz
                                        Title:   Manager of Simcoe Management Company, LLC

SCHEDULE A

For Immediate Release – January 8, 2009

Telular Corporation and Simcoe Partners Announce Settlement of Proxy Contest

CHICAGO, IL USA—Telular Corporation (NASDAQ: WRLS)

Telular Corporation, a global leader in transforming analog into wireless communications, and Simcoe Partners, L.P., today announced that they have reached an agreement to settle their pending proxy contest relating to Telular’s 2009 Annual Meeting of the Stockholders.

Under the terms of the settlement, Telular has agreed to nominate, as a new director, Simcoe’s candidate Jeffrey Jacobowitz, founder and managing partner of Simcoe Partners, a significant Telular shareholder.  Mr. Jacobowitz will be added to Telular’s slate of the following continuing directors: Lawrence S. Barker, Joseph A. Beatty, Betsy Bernard, Brian J. Clucas, Larry J. Ford and M. Brian McCarthy. All of these candidates will be nominated to serve for a term to expire in 2010.  As part of the settlement agreement, Simcoe, which beneficially owns 950,000 shares, or 5.1% of Telular common stock, has agreed to cease its own proxy solicitation, withdraw its nominees for consideration at the 2009 Annual Meeting of the Stockholders, and to vote its shares of Telular common stock in support of the Board's nominees.

In view of the settlement agreement with Simcoe and the termination of the proxy contest, John Berndt, who has served on Telular’s Board of Directors since 1996, has announced that he will retire from the Board of Directors and will not stand for re-election.  Additionally, a new Chairman of the Board will be determined by its members at the Board’s first regular meeting, immediately following the Annual Stockholders’ Meeting.

“We are pleased to have reached an agreement, which ultimately we believe is in the best interest of all Telular stockholders,” said Joe Beatty, President and CEO of Telular. “We remain focused on a number of opportunities ahead of us in new markets and geographies. I believe the proposed slate of directors will best advise the Company to achieve these strategic intiatives. ”

Jeffrey Jacobowitz has nearly 15 years of  investment, finance and accounting experience at Robotti & Company, Private Capital Management and Deloitte & Touche LLP.  Simcoe Partners invests primarily in publicly traded small capitalization companies it believes are undervalued.

Mr. Jacobowitz said., "I believe that Telular shares are substantially undervalued and that numerous opportunities exist to unlock that value.  I look forward to working closely with Joe Beatty and the board for the benefit of all shareholders."

Addressing Mr. Berndt’s decision to retire, Mr. Beatty added, “I would like to thank John for his 12 years of service and commitment to Telular. John has provided a wealth of knowledge and guidance, and his advice and commitment have been critical to the success of Telular during his tenure. We wish him well in all his future endeavors.”

Mr. Berndt commented, “I am grateful for the opportunity to have worked with an extraordinary team at this fine company, and have great confidence in its future.”

Telular will prepare a supplement to its Proxy Statement with the Securities and Exchange Commission, along with a new voting card to reflect the new nominee, which will be mailed to its shareholders.

About Telular

Telular Corporation provides event monitoring and wireless access solutions for business and residential customers, enabling analog devices such as phones, faxes and computers to link directly with existing wireless connections. With over 20 years of experience in the wireless industry, Telular Corporation has developed patented technologies, providing businesses and consumers a bridge between their multiple communications technologies and a single wireless connection, delivering remote extension capabilities and access to voice, fax and data streams without significant network investment or disruption. Headquartered in Chicago, IL, Telular Corporation has sales offices in Atlanta and Miami. For more information, please visit www.telular.com.

Investor Relations Contact:
Brinlea Johnson
The Blueshirt Group
(212)-551-1453
brinlea@blueshirtgroup.com